CONTRIBUTION AND TRANSFER OF SECURITIES AGREEMENT

(Reliance Global Group, Inc. / Nasdaq: EZRA)

This Contribution and Transfer of Securities Agreement (this “Agreement”) is entered into as of August 21, 2026, by and between Gabrielle Philipson (“Contributor”) and GNK Holdings LLC, a New York limited liability company (“GNK”). Nachum Klugman joins this Agreement individually for the acknowledgments, agreements and authority provisions set forth herein.

RECITALS

A.Contributor was the record and beneficial owner of the shares of common stock of Reliance Global Group, Inc. (Nasdaq: EZRA) described on Schedule A attached hereto (the “Shares”).

B.Contributor purchased the Shares with her personal funds and subsequently contributed and transferred the Shares to GNK as a capital contribution on August 21, 2026, and GNK accepted such contribution, subject to the terms of this Agreement.

C.Nachum Klugman and Gabrielle Philipson are each fifty percent (50%) members of GNK Holdings LLC.

D.The parties desire to set forth their agreement concerning the contribution, holding, voting, investment, disposition and administration of the Shares.

E.The parties acknowledge that the Shares may remain of record in a brokerage account titled in the name of Gabrielle Philipson pending administrative transfer or journal into an account titled in the name of GNK, and intend that such record-title arrangement not alter GNK’s beneficial ownership following the Effective Time.

1.Contribution and Transfer

Contributor hereby contributes, assigns, transfers and conveys to GNK all of Contributor’s right, title and interest in and to the Shares, free and clear of any lien, pledge, security interest or other encumbrance created by Contributor, except as specifically disclosed on Schedule A. This Agreement documents the contribution and transfer effected on August 21, 2026 and does not purport to change the historical date on which Contributor acquired any Shares or the historical date on which the contribution became effective.

2.Acceptance

GNK hereby accepts and confirms the contribution and transfer of the Shares as a capital contribution to GNK. No cash consideration is being paid by GNK to Contributor for the Shares unless otherwise stated on Schedule A.

3.Effective Time; Record Title

The contribution, assignment and transfer of the Shares to GNK became effective upon execution of the original Contribution and Transfer of Securities Agreement on August 21, 2026 (the “Effective Time”). From and after the Effective Time, GNK is the beneficial owner of the Shares. Any subsequent movement, journal entry, registration or crediting of the Shares into a brokerage or securities account titled in the name of GNK is intended to reflect and administratively complete the transfer and is not, as between the parties, a condition to the effectiveness of the contribution. Pending such administrative transfer, the Shares may remain in a brokerage account in the name of Gabrielle Philipson for the benefit of GNK. The parties shall cooperate in executing any brokerage, transfer-agent, medallion guarantee, DTC or other documentation reasonably required to reflect the transfer in the applicable records.

4.Ownership and Authority

Contributor represents that, immediately prior to the Effective Time, Contributor had authority to transfer the Shares and, except as disclosed on Schedule A, had not previously sold, assigned, pledged or otherwise transferred the Shares or granted any third party an enforceable right to acquire them.

5.Securities-Law Filings

The parties acknowledge that the transfer and the parties’ direct or indirect beneficial ownership of the Shares may give rise to reporting or other obligations under the Securities Exchange Act of 1934, including Section 13(d), Section 16 and applicable SEC rules. Nothing in this Agreement is intended to retroactively alter beneficial ownership, the date on which any reporting threshold was crossed, or any reporting obligation arising under federal securities laws. The parties will make any required filings based on advice of securities counsel.

6.Joint Voting, Investment and Dispositive Authority

From and after the Effective Time, Nachum Klugman and Gabrielle Philipson shall jointly hold and exercise the authority to direct the voting, investment and disposition of the Shares and any other securities held beneficially by GNK Holdings LLC. Neither Nachum Klugman nor Gabrielle Philipson may unilaterally vote, purchase, sell, transfer, pledge or otherwise dispose of such securities on behalf of GNK. If they do not agree with respect to a proposed action concerning such securities, no such action shall be taken. The foregoing joint authority shall be reflected in and governed by GNK Holdings LLC’s governing documents and any written resolutions adopted by GNK Holdings LLC.

7.Proceeds, Dividends and Distributions

All proceeds from any sale or other disposition of the Shares, and all dividends or other distributions received with respect to the Shares after the Effective Time, are the property of GNK. To the extent any such proceeds, dividends or distributions are initially credited to an account in the name of Gabrielle Philipson because the Shares remain of record in that account, Gabrielle Philipson shall hold them for the benefit of GNK and shall promptly transfer them to an account titled in the name of GNK, subject to applicable brokerage procedures and law.

8.Further Assurances

Each party agrees to execute and deliver such additional documents and take such further actions as may reasonably be necessary to evidence or administratively complete the contribution and transfer contemplated by this Agreement. The parties shall use commercially reasonable efforts to cause the Shares to be transferred or journaled into an account titled in the name of GNK if and when permitted by the applicable brokerage firm.

9.Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict-of-law principles.

10.Entire Agreement; Counterparts

This Agreement, including Schedule A, constitutes the entire agreement among the parties concerning the contribution, holding, voting, investment, disposition and administration of the Shares. For the avoidance of doubt, this Agreement does not change the historical Effective Time of the contribution or retroactively create any ownership, agency, nominee or purchasing arrangement that did not in fact exist. This Agreement may be amended only in writing signed by the affected parties and may be executed in counterparts and by electronic signature.

SCHEDULE A

Transferred Securities

DETAIL	INFORMATION
Issuer	Reliance Global Group, Inc.
Ticker	EZRA
Class of Security	Common Stock
CUSIP	75946W504
Number of Shares	153,188
Brokerage Account / DTC Information	Shares remain in brokerage account in the name of Gabrielle Philipson pending administrative transfer/journal to GNK.
Date Transfer Initiated	August 21, 2026
Date Transfer Completed / Effective Time	August 21, 2026
Consideration	Capital contribution; no cash consideration.
Liens / Encumbrances

The Shares are held in a margin brokerage account in the name of Gabrielle Philipson. Under the terms of the broker’s customer agreement, securities held in the account, including the Shares, are pledged as collateral for any indebtedness in the account.